
UNITEDSTATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



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SEC FILE NUMBER

8-37373

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARBOUR INVESTMENTS, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1 ODANA COURT

(No. and Street)

MADISON	WISCONSIN	53719
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  NICK SONDEL   (608) 274-7744
                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SMITH & GESTELAND, LLP

(Name – if individual, state last, first, middle name)

8383 GREENWAY BLVD.	MIDDLETON	WISCONSIN	53562
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nick Sondel, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to the firm of Harbour Investments, Inc. as of December 31, 2007, are true and correct. I further affirm that neither the company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____
Title   President

JEREMEY J BROWN
NOTARY PUBLIC
STATE OF WISCONSIN
Exp 6-5-11

_____
Notary Public

This report ** contains (check all that are applicable)

X	(a)	Facing page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholders' Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule15c3-3
	(i)	Information relating to the Possession or Control Requirements Under Rule 15c3-3
X	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A copy of the SIPC Supplemental Report
	(n)	A report describing and material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditor's Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

FINANCIAL STATEMENTS
and
**REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS**

For the Year Ended December 31, 2007

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

TABLE OF CONTENTS



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REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Harbour Investments, Inc.
Madison, Wisconsin

We have audited the accompanying statement of financial condition of Harbour Investments, Inc. as of December 31, 2007, and the related statements of income, changes in stockholder equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harbour Investments, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on pages 13-14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Madison, Wisconsin
February 13, 2008

Smith & Gesteland, LLP

SMITH & GESTELAND, LLP

8383 Greenway Boulevard Suite 400
P.O. Box 1764
Madison, Wisconsin 53701-1764
p 608.836.7500
f 608.836.7505

100 Wilburn Road Suite 102
P.O. Box 440
Sun Prairie, Wisconsin 53590-0440
p 608.837.4477
f 608.825.6526

1339 Park Avenue
Columbus, Wisconsin 53925
p 920.623.4115
f 920.623.3030

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INPACT
INTERNATIONAL NETWORK OF
PROFESSIONAL ACCOUNTANTS

www.sgcpa.com

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Current assets	
Cash and cash equivalents	$ 844,489
Commissions receivable	599,632
Marketable securities owned, at market value	85,152
Total current assets	1,529,273
Property	
Computer equipment at cost, less	
accumulated depreciation of $50,209	631
Total property	631
Total assets	$ 1,529,904

LIABILITIES

Accounts payable	$ 71,119
Commissions payable	588,300
Income taxes payable	13,461
Total current liabilities	672,880

STOCKHOLDER EQUITY

Common stock, no par value; 2,000,000 shares authorized;	
208,334 shares issued and outstanding	16,500
Paid-in capital	6,500
Retained earnings	834,024
Total stockholder equity	857,024
Total liabilities and stockholder equity	$ 1,529,904

The accompanying notes are an integral part of the financial statements.

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

STATEMENT OF INCOME
For the Year Ended December 31, 2007

Commission revenue	$ 25,576,389
Investment income	110,374
Gross income	25,686,763
Expenses	
Commissions	23,161,982
Management fees	2,340,000
Depreciation expense	1,263
Settlements	25,000
Salaries	77,537
Miscellaneous expense	420
Total expenses	25,606,202
Income before income taxes	80,561
Income tax expense	19,091
NET INCOME	$ 61,470

The accompanying notes are an integral part of the financial statements.

5

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

STATEMENT OF CHANGES IN STOCKHOLDER EQUITY
For the Year Ended December 31, 2007

| | Common Stock | | Paid-In | Retained |
	Shares	Amounts	Capital	Earnings
Balance, January 1, 2007	208,334	$ 16,500	$ 6,500	$ 772,554
Net income				61,470
Balance, December 31, 2007	208,334	$ 16,500	$ 6,500	$ 834,024

The accompanying notes are an integral part of the financial statements.

HARBOUR INVESTMENTS, INC.

Madison, Wisconsin

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	61,470
Adjustments to reconcile net income to net cash		
used in operating activities:		
Depreciation of computer equipment		1,263
Unrealized gain on marketable securities		(16,588)
Changes in assets and liabilities:		
Accounts payable		28,106
Commissions receivable		97,391
Accrued income taxes		12,685
Commissions payable		(256,439)
Net cash used in operating activities		(72,112)
Net decrease in cash and cash equivalents		(72,112)
Cash and cash equivalents at beginning of year		916,601
Cash and cash equivalents at end of year	$	844,489

SUPPLEMENTAL DISCLOSURES:

Cash paid for income taxes	$	6,406

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Harbour Investments, Inc. (the company), is a member of the Financial Industry Regulatory Authority and is registered with the Securities and Exchange Commission as a securities broker/dealer. The company serves primarily as a broker in connection with the sale of mutual funds and direct participation programs throughout the United States.

A. STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

B. RECEIVABLES

Management considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they are charged to operations in the period in which that determination is made.

C. ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. REVENUE RECOGNITION

Securities transactions and related commission revenue and expenses are recorded on a trade date basis. Commission revenue in connection with the sale of limited partnership interests is recognized when all conditions of the customer's investment are met.

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

E. INCOME TAXES

Income taxes are provided for tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the differences of the valuation of investment securities for financial and income tax reporting in accordance with SFAS No. 109 "Accounting for Income Taxes." Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. At December 31, 2007, there are no timing differences creating deferred tax assets or liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

F. CONCENTRATIONS OF CREDIT RISK

The company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The company places its cash and temporary cash investments with high credit quality financial institutions. At times, such investments may be in excess of the FDIC insurance limit. The company routinely assesses the financial strength of its customers and, as a consequence, believes that its commissions receivable credit risk exposure is limited.

G. MARKETABLE SECURITIES

Marketable securities are valued at market value. The resulting difference between cost and market value is included in income.

H. COMPUTER EQUIPMENT

Computer equipment is carried at cost. Depreciation is provided for by using the straight-line method over the estimated useful lives of the assets which is five years.

9

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

NOTES TO FINANCIAL STATEMENTS

NOTE 2 - INCOME TAXES

Composition of income tax expense for the year ended December 31, 2007, is as follows:

Federal	$	11,764
State		7,327
Total	$	19,091

NOTE 3 - COMMITMENTS

Management and administration of the company are provided under a month-to-month contract with Harbour Management, LLC, a company 99.9% owned by the majority stockholder of Harbour Investments, Inc. The management company is responsible for the payment of all management and administration expense. Harbour Investments, Inc. paid management fees of $2,340,000 for the year ended December 31, 2007.

NOTE 4 - CAPITAL REQUIREMENTS

The company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits a broker/dealer from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule, subject to a minimum net capital requirement. Aggregate indebtedness at December 31, 2007, was $672,880 while the company had net capital of $812,043 and a net capital requirement of $100,000. The company's net capital ratio was .83 to 1.

NOTE 5 - SECURITIES OWNED

Marketable securities owned consist of trading and investing securities at quoted market values, as summarized below.

Mutual funds	$ 85,152

The company recognized an unrealized gain of $16,588 during 2007 on its marketable securities.

10

NOTES TO FINANCIAL STATEMENTS

NOTE 6 - LITIGATION

The company is subject to various lawsuits, claims, and counterclaims. Such matters are subject to the resolution of many uncertainties, and accordingly, outcomes are not predictable with assurance. Although the company believes that amounts provided in its financial statements are adequate in light of the probable and estimable liabilities, there can be no assurances that the amounts required to discharge alleged liabilities from these matters will not have a material adverse affect on its financial condition, results of operations, or cash flows. Any amounts of costs that may be incurred in excess of those amounts provided as of December 31, 2007, cannot be determined.

SUPPLEMENTAL INFORMATION

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

COMPUTATION OF NET CAPITAL
As of December 31, 2007

Net capital

Stockholder equity		$ 857,024
Total stockholder equity qualified for net capital		857,024
Deductions and/or charges:		
Nonallowable assets:		
Aged receivables	$ 24,351	
Computer equipment, net	631	
Total deductions and/or charges		24,982
Net capital before haircuts on securities positions		832,042
Haircuts on securities:		
Other securities	19,999	
Total haircuts on securities positions		19,999
Net capital		$ 812,043

13

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

COMPUTATION OF NET CAPITAL
(Continued)
As of December 31, 2007

Aggregated indebtedness:		
Accounts payable and accrued taxes	$	84,580
Commissions payable		588,300
· Total aggregated indebtedness	$	672,880
Computation of basic net capital requirement		
Minimum net capital required	$	100,000
Excess net capital	$	712,043
Excess net capital at 1,000 percent	$	744,755
Ratio: aggregated indebtedness to net capital		0.83
Reconciliation with company's computation of net capital reported in Part II of Form X-7a-5 a as of December 31, 2007		
Net capital reported in unaudited focus report	$	825,504
Changes in allowable credits and nonallowable assets:		
Computer equipment, net		1,263
Audit adjustments:		
Depreciation expense		(1,263)
Income taxes, net		(13,461)
Net capital per above	$	812,043

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	HARBOUR INVESTMENTS, INC.	as of DEC. 31, 2007

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... | | 4550

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... | X | 4560

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm" | 4335 | X | 4570

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... | | 4580

CLEARING FIRMS

WEDBUSH MORGAN SECURITIES, INC.
PERSHING, LLC

15



Smith&Gestelanduc

Certified Public Accountants and Business Consultants

Not The Same Old Bottom Line

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON INTERNAL CONTROL

Board of Directors
Harbour Investments, Inc.
Madison, Wisconsin

In planning and performing our audit of the financial statements of Harbour Investments, Inc. for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded

8383 Greenway Boulevard Suite 400
P.O. Box 1764
Madison, Wisconsin 53701-1764
p 608.836.7500
f 608.836.7505

100 Wilburn Road Suite 102
P.O. Box 440
Sun Prairie, Wisconsin 53590-0440
p 608.837.4477
f 608.825.6526

1339 Park Avenue
Columbus, Wisconsin 53925
p 920.623.4115
f 920.623.3030

AFFILIATE
INPACT
INTERNATIONAL NETWORK OF
PROFESSIONAL ACCOUNTANTS

www.sgcpa.com

against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters of internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control activities, for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Madison, Wisconsin
February 13, 2008



SMITH & GESTELAND, LLP

END

17